February 17, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Rosenberg, Senior Assistant Chief Accountant

Re: CuraGen Corporation (File No. 0-23223)

Form 10-K for the year ended December 31, 2004, Filed March 14, 2005

Form 10-Q for the quarter ended March 31, 2005, Filed May 5, 2005

Form 10-Q for the quarter ended September 30, 2005, Filed November 4, 2005

Dear Mr. Rosenberg:

We hereby respond to the comments set forth in your letter dated February 8, 2006 to CuraGen Corporation and Subsidiary’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2005; the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Commission on May 5, 2005; and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Commission on November 4, 2005. The comments in your letter are reproduced below, together with the Company’s responses thereto. Please note that some of the responses contain both technical discussions as well as proposed disclosures. Proposed disclosures are indicated in bold italic.

Form 10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 53

COMMENT #1: Please clarify to us and in the filing what you mean by “deferred revenue arising from payments received under collaborative agreements is recognized as income when earned”. Address each type of revenue stream received and how it is determined when the income is earned. Specifically state the period of revenue recognition for each revenue stream.

RESPONSE: The Company’s collaboration revenue consists of revenue from its contracts for research and development services, including its collaboration agreements. During the calendar year 2004, and through the second quarter of 2005, substantially all of the collaboration revenue recognized by the Company was earned under the Company’s Pharmacogenomics Agreement (the “Bayer Agreement”) with Bayer AG (“Bayer”). Under the Bayer Agreement, Bayer committed to pay the Company a non-refundable, fixed amount each quarter through the end of 2005 for services to be performed over a specified period of time during the term of the agreement. Under the Bayer Agreement, the Company and Bayer agreed on specific metrics that would be used to determine if a project or project phase was completed, along with specific project deliverables. However, the agreement provides that the Company and Bayer would negotiate the work to be performed, the phases of the work and related pricing to be charged by the Company in return for

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February 17, 2006

such fixed quarterly payments. For purposes of revenue recognition, the Company considered the guidance in FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions and determined that the proportional performance method was the appropriate manner in which to recognize the revenue associated with the fixed quarterly payments. Under the proportional performance method, revenue is recognized on a systematic and rational basis in proportion to the level of service provided. Accordingly, the non-refundable fixed quarterly payments received in advance under the Bayer Agreement are deferred and recognized as revenue when the future performance occurs. As the Company performs each phase of each project under the Bayer Agreement, it recognizes revenue for the underlying service based upon the agreed upon metrics of completion, which include proportional performance and project specific deliverables. These metrics are reviewed internally each month to determine the work performed, deliverables met, and, if required, deliverables accepted by Bayer. Since the scope and timing of services is defined over time during the term of the Bayer Agreement, the Company has concluded that the straight line method is not appropriate.

Beginning in the third quarter of 2005, collaboration revenue also included the revenue recognized under the License, Supply and Distribution Agreement (the “Roche License Agreement”), dated May 11, 2005 between 454 Life Sciences Corporation, a majority-owned subsidiary of the Company, and F. Hoffman-La Roche Ltd (“Roche”) as discussed in comment #5 below. The Company has no other material collaborative revenue arrangements.

Beginning with its amended third quarter 2005 Form 10-Q, the Company will revise its disclosure as set forth in comment 5 below.

Form 10-Q for the quarter ended March 31, 2005

Note 7. Inventory, page 9

COMMENT #2: Refer to your response to comment 5. Please clarify to us and in the filing why you record cost differently for non-lot controlled and lot controlled items.

RESPONSE: The Company’s inventory is recorded at the lower of cost or market. Cost is determined using the first-in-first-out method for non-lot controlled items and on the specific identification basis for lot controlled items. Cost includes material, labor and manufacturing overhead costs. The Company utilizes an integrated inventory management system to track lot controlled items. Assigning lots to certain critical components within the Company’s inventory system allows management to track and perform quality control procedures on specific critical components as they progress through the manufacturing process. For example, the Genome Sequencer 20 System includes a CCD controlled camera which is a significant portion of the total cost of the system. Additionally, the costs of certain critical components in the reagent manufacturing process are also tracked on the specific identification basis. However, some instrument and reagent components are not specifically tracked and identified with each instrument or reagent kit due to their homogenous nature, and accordingly, the Company determined that it would be most appropriate to track those instrument and reagent components using the first-in-first-out method.

Beginning with the 2005 Form 10-K, the Company will include disclosure as set forth below.

Inventory is recorded at the lower of cost or market. Cost includes material, labor and manufacturing overhead costs. Cost is determined using the first-in-first-out method for non-lot controlled items and using the specific identification basis for lot controlled items. Lot controlled items relate to critical components in the Company’s instrument and reagent manufacturing processes.

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February 17, 2006

Form 10-Q for the quarter ended September 30, 2005

Note 2. Significant Accounting Policy, page 6

COMMENT #3: You state in your response to comment 6 that you plan to revise your Form 10-Q to adjust your revenue recognized for the period. Please file a Form 8-K in accordance with Item 4.02 of the form. Please confirm to us that the adjustment only affected the third quarter 10-Q as we note that the agreement was signed in the second quarter. Provide all the required disclosures in APB 20 in your amended Form 10-Q.

RESPONSE: After further discussion with both the Company’s current independent registered public accounting firm and outside legal counsel, the Company plans to file a Form 8-K in accordance with Item 4.02(a) relating to its Form 10-Q for the quarter ended September 30, 2005, and will include all required disclosures under APB 20 in its amended Form 10-Q. Approximately $30,000 of revenue was recognized under the Roche License Agreement in the second quarter of 2005 and, management has determined the Company is not required to amend the Form 10-Q for the quarter ended June 30, 2005 to reflect this de minimis amount. A draft of the planned Form 8-K disclosure is included below:

ITEM 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On January 31, 2006, the Company’s management and the Audit Committee of its Board of Directors concluded that the Company’s unaudited financial statements for the quarterly period ended September 30, 2005 should no longer be relied upon because collaboration revenue in that period was incorrectly overstated in the Consolidated Statements of Operations.

The Company’s Audit Committee has discussed the matters disclosed in this Form 8-K with the Company’s current independent registered public accounting firm, Deloitte & Touche LLP.

Collaboration revenue was overstated as it related to timing of milestone revenue recognized under the Company’s License, Supply and Distribution Agreement dated May 11, 2005 between 454 Life Sciences Corporation, the Company’s majority-owned subsidiary, and F. Hoffman-La Roche Ltd. The milestone payments are being deferred and amortized into revenue on a straight line basis from the effective date of the agreement through the end of the agreement term. In conjunction with the preparation of the Company’s audited financial statements for fiscal 2005, the Company determined that the effective date of the agreement should be the date of the commercial launch of the products to be sold under the Agreement, October 3, 2005, rather than the date the agreement was executed, May 11, 2005. As a result of this determination, collaboration revenues originally recorded under this agreement in the Company’s third quarter 2005 Form 10-Q totaling approximately $546,000 will be adjusted by way of an amended third quarter 2005 Form 10-Q filing. The Company plans to file the applicable restated financial statements as soon as practicable.

COMMENT #4: You state in your response to comment 6 that you have substantive and non-substantive milestones. The determination that one payment is not a substantive milestone would prevent you from concluding that subsequent milestone payments were substantive. Please revise your financial statements in the 10-K and 10-Qs accordingly for all agreements or clarify why you believe no revision is necessary.

RESPONSE: As the Staff notes, the Company stated in its previous response to comment 6 that it determined the arrangement with Roche contained substantive and non-substantive milestones. Specifically, the Company concluded that one type of milestone was deemed to be substantive while all other milestones were deemed to be non-substantive. The Company is eligible in future years to receive payments for significant cumulative sales by Roche. The Company believes this

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February 17, 2006

particular milestone is substantive as it requires substantial effort to reach the milestone, and achievement of the milestone is not certain within a short period of time. The economics of these future payments are analogous to commissions or royalties that are based on cumulative Roche sales, and therefore, these payments will be recognized when earned.

The Company considered the guidance in the 2005 Miller Revenue Recognition Guide (the “Guide”) which states in part “Determining whether a milestone is substantive and meaningful is a matter of judgment.” While the Company believes that it would be inappropriate to record revenue immediately upon receipt of a payment related to a non-substantive milestone, the Company does not believe that the existence of non-substantive milestones should preclude immediate revenue recognition for subsequent substantive milestone payments when they are achieved in the future.

Although the payments outlined in the Roche License Agreement are referred to as milestone payments, the non-substantive milestone payments are analogous to up-front payments. The non-substantive milestone/up-front payments earned to date are as follows:

•	Exclusive negotiation payment of $1 million earned January 2005.
•	Roche License Agreement signing payment of $1 million earned May 2005.
•	Critical supply agreements execution payment of $9.5 million earned July 2005.
•	Commercial launch of licensed product payment of $7.5 million earned October 2005.

In addition, payment of $4 million is expected to be earned in the second or third quarter of 2006 for the 25th sale of licensed products by Roche. This milestone was deemed to be non-substantive as achievement of the milestone was reasonably certain within a short period of time.

The Roche License Agreement also provides for future potential milestone payments if and when future products become available for Roche to sell and distribute under the agreement. The Company has deemed these payments to be non-substantive and therefore analogous to additional up-front payments, as they relate to subsequent performance obligations (delivery of future products).

The Company notes that deferring up-front payments while recognizing revenue upon receipt of substantive milestone payments is consistent with the guidance in section 6.43 of the Guide. This guidance provides relevant discussion relating to the milestone-based method and the treatment of up-front fees and states in part:

“The up-front fee in the milestone-based method is deemed to relate to the entire performance period, since no discrete earnings process culminated upon receipt of the up-front fee. As such, the up-front fee is recognized over the performance period on a systematic and rational basis…. The milestone payments, however, are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone.”

The Company believes that, in the case of the Roche License Agreement, the non-substantive milestone payments received to date relate to the entire performance period (similar to “up-front” payments) and should be accounted for as such (see further discussion in response to comment 5 below). The Company believes this accounting is consistent with the concepts set forth in the Guide.

For the foregoing reasons, management believes that, revisions to prior filings are not necessary, other than discussed in the response to comment 3.

COMMENT #5: Refer to your response to comment 6. Clarify to us and in the filing why you believe it is appropriate to recognize milestones over the remaining term of the agreement

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February 17, 2006

beginning from the date the milestone is received. Specifically clarify why none of the milestone amounts represent payment for past services since it appears that you had certain obligations to perform prior to receiving the milestone.

RESPONSE: In connection with the Roche License Agreement, the Company concluded that the non-substantive milestone payments are analogous to up-front payments and should be deferred and amortized into revenue on a straight-line basis from the later of the date the milestone was achieved or the effective date of the agreement, through the end of the agreement term. The Company believes the substantive milestone payments in the Roche License Agreement are analogous to commission/royalty sales-based payments and should be recorded in revenue as earned. While the Company acknowledges that it did have certain obligations prior to receiving milestone payments, the Company concluded that recognizing revenue upon receipt of the milestone payments was inappropriate for the reasons discussed below.

In determining the appropriate revenue recognition for the non-substantive milestone/up-front payments, the Company considered whether or not these payments represented payment for past research and development services and whether there was an exchange of significant value at the time the payments were received.

As the Company stated in its letter dated January 25, 2006, it believes there is one deliverable under the Roche License Agreement. That deliverable relates to the ability of Roche to sell future products and the Company’s ability to provide such products. All of the up-front payments, as noted in the Company’s response to comment 4, were received prior to the commencement of the performance period, the commercial product launch date. Accordingly, the Company concluded that no revenue should be allocated to past research and development services.

Furthermore the Company notes the amount Roche is willing to pay the Company under this arrangement is based upon the expected benefit that Roche will receive from selling future product, not based upon the past incurrence of costs by the Company.

The Company also believes deferral of the non-substantive milestone/up-front is consistent with the guidance set forth in Frequently Asked Questions and Answers about Staff Accounting Bulletin No. 101 – Revenue Recognition in Financial Statements, issued by the Office of the Chief Accountant October 12, 2000. As noted in Question 13:

“While an outright sale of technology by the registrant may qualify for separate revenue recognition if sufficient verifiable and objective evidence of fair value exists, research and development arrangements commonly involve granting access to facilities, technology, and other properties along with an agreement to perform research and development activities. In the latter circumstances, immediate recognition of the fee generally is inappropriate because the registrant has continuing involvement with the technology through its provision of research and development services that precludes the ability to objectively measure the fair value of any of the elements individually. [Footnote omitted]”

The Company considered whether the underlying events giving rise to the payments supported an assertion that the earnings process culminated with specific payments being made. As noted earlier, the Company believes that the non-substantive milestone payments are akin to up-front fees for the Roche License Agreement and as such do not relate to a separate earnings process. Rather, the Company has a continuing obligation under the agreement to manufacture and supply product to Roche. Accordingly, such payments are being amortized commencing with the commercial launch of product, the point at which the customer (Roche), begins to receive a benefit, over the remaining term of the agreement (the period of benefit).

The Company believes its accounting model is also consistent with SEC Staff Accounting Bulletin Topic 13: Revenue Recognition (SAB 101 and SAB 104) which states in part:

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February 17, 2006

“Question: …when should the revenue relating to nonrefundable, up-front fees in these types of arrangements be recognized? [Footnote omitted]

Interpretive Response: The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate. [Footnote omitted]”

This Interpretive Response states that the recognition of revenue should be based upon the specific facts and circumstances and in instances in which there is not a separate culmination of an earnings event, deferral of revenue is appropriate.

At the Twenty-Sixth Annual National Conference on Current SEC Developments, held on December 9, 1998, Jane B. Adams, Deputy Chief Accountant – Office of the Chief Accountant, stated:

“As has been mentioned in speeches in years past, the staff has considered registrant circumstances in the health club industry and more recently in memberships at golf courses in which there is an initial membership or initiation fee that is nonrefundable and additional usage fees assessed each month. The staff expressed its conclusion that the receipt of the initiation fee was not a discrete earnings event; rather, the customer/member was purchasing ongoing rights or services and the health club or golf course should recognize a liability (rather than revenue) for the initiation fee… [Emphasis added]

In this circumstance [activation fees for cellular telephone service], the customer is purchasing ongoing telephone services. The up-front fee and the continuing performance obligation relating to the services to be provided should be assessed as an integral package, and the up-front fees, even if nonrefundable, are earned as goods and services are provided over the term of the arrangement. One of several factors that is important to this decision includes an assessment of whether the amount of the up-front fee is disproportionate to the value of the initial goods or services provided to the customer and the costs incurred by the company at the outset of the arrangement. [Emphasis added]”

In signing the agreement and in making non-substantive milestone/up-front payments, the customer (Roche) is purchasing future rights to sell products. The Company in signing the agreement and receiving the payments is obligated to supply future products to Roche. Therefore, the Company believes it has an integrated package of obligations, which are not separate discrete earnings events, that ultimately relate to the ability of Roche to sell future products and the Company’s continuing obligation to provide those products.

As previously described in the Company’s January 25, 2006 response letter to you, the Company believes that amortizing the payments (other than the future substantive milestone payment to be received) on a straight-line basis over the remaining term of the Roche License Agreement is appropriate. The Company believes such amortization method is appropriate as it approximates the proportionate sale of products over the distribution agreement term and therefore corresponds proportionately to the Company’s fulfillment of its continuing obligations and the benefit received by Roche during the term of the agreement.

Beginning with its amended third quarter 2005 Form 10-Q, the Company will revise its disclosure as set forth below.

Collaboration revenue is generated primarily under the Company’s Pharmacogenomics Agreement (the “Bayer Agreement”) with Bayer AG (“Bayer”) and under the Roche License, Supply and Distribution Agreement dated May 11, 2005 between 454 Life Sciences Corporation,

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a majority-owned subsidiary of the Company, and F. Hoffman-La Roche Ltd (the “Roche License Agreement”). Payments under the terms of these agreements consist of non-refundable fixed quarterly payments received in advance under the Bayer Agreement and up-front payments and commission/royalty sales-based payments under the Roche License Agreement.

The non-refundable fixed quarterly payments received in advance under the Bayer Agreement relate to the Company’s future performance of services and are deferred and recognized as revenue when the future performance occurs, based upon the satisfaction of defined metrics of completion, as outlined in the Bayer Agreement, which include proportional performance and project specific deliverables. These metrics are reviewed internally each month to determine the work performed, deliverables met, and, if required, deliverables accepted by Bayer.

Under the Roche License Agreement, the Company is entitled to receive both up-front milestone payments for specific events, including contract negotiation and signing, supplier agreement execution and future product launches, as well as potential future commission/royalty sales-based payments for significant cumulative sales by Roche. Up-front payments under the Roche License Agreement are deferred and amortized into revenue on a straight-line basis from the later of the date the payment was earned or the effective date of the agreement, through the end of the agreement term. Commission/royalty sales-based payments under the Roche License Agreement will be recorded in revenue as earned. However, to date the Company has not earned any commission/royalty sales-based payments.

Please call me at (203) 871-4352 with any comments or questions regarding this response letter or the Form 10-K and/or 10-Q’s.

Very truly yours,

/s/ David M. Wurzer

David M. Wurzer

Executive Vice-President, Chief Financial Officer

and Treasurer

cc:	Sasha Parikh, Staff Accountant

    Securities and Exchange Commission

Mary Mast, Review Accountant

    Securities and Exchange Commission

Michael L. Fantozzi, Esq.,

    Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Stuart Morrison, Partner

    Deloitte & Touche, LLP